CERTIFICATE OF AMENDMENT OF
CERTIFICATE OF INCORPORATION OF
PLATINA ENERGY GROUP, INC.

First:  The name of the Corporation is PLATINA ENERGY GROUP, INC.

Second:  Upon the filing hereof, the first paragraph of Article V of the Certificate of Incorporation of the Company shall be amended to read in its entirety as follows:

"Article V
Capital

1.
The aggregate number of shares that this Corporation shall have authority to issue is:  Five Hundred Twenty Million (520,000,000) shares of which Five Hundred Million (500,000,000) shares shall be Common Stock, each with a par value of one tenth cent ($.001) per share and Twenty Million (20,000,000) shares shall be Preferred Shares, each with a par value of one tenth cent ($.001) per share.”

Third:  The amendment set forth hereinabove was duly adopted and written consent has been given in accordance with the provisions of Sections 228 and 242 of the General Corporation Law of the State of Delaware.

Fourth:  The amendment will become effective on the filing of this Certificate of Amendment.

THE UNDERSIGNED, being the Chief Executive Officer of the Corporation, for the purpose of amending the Certificate of Incorporation of the Corporation, does make this Certificate, hereby declaring and certifying that this is the act and deed of the Corporation and the facts herein stated are true, and accordingly have hereunto set his hand this 8th day of May, 2008.

/S/ Blair Merriam
Blair Merriam, Chief Executive Officer